NONINVASIVE MEDICAL TECHNOLOGIES
6412 South Arville Street
Las Vegas, Nevada 89118
May 20, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop #6010
100 F Street, N.E.
Washington, DC 20549

Attention: Filing Desk

Re:	Noninvasive Medical Technologies, Inc.
Request for Withdrawal of Registration Statement on Form SB-2
(File No. 333-140642)

Ladies and Gentlemen:

On February 13, 2007, Noninvasive Medical Technologies, Inc. a Delaware corporation (the "Company"), filed a Registration Statement on Form SB-2 (File No. 333-140642) (together with the exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because the issuer has decided not to pursue the proposed offering. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please address any questions you may have to Jeffrey P. Berg, Esq., Baker & Hostetler, LLP, 12100 Wilshire Boulevard, 15th Floor, Los Angeles, California 90025 telephone number (310) 820-8800, facsimile number (310) 820-8859.

Thank you for your assistance with this matter.

NONINVASIVE MEDICAL TECHNOLOGIES, INC.

Ronald McCaughan, President

cc:	Tom Jones, Securities and Exchange Commission Jeffrey P. Berg, Esq. Nina K. Sacks, Esq.

6412 S. Arville Street • Las Vegas, NV 89118
888.466.8552 • phone: 702.614.3360 • fax: 702.614.4170
www.nmtinc.org